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EXHIBIT 99.29



Contact:            Jerry B. Hook, Ph.D.           Martin Rose, M.D., J.D.

                    Chairman, President & CEO      Vice President, Clinical &
                                                   Regulatory Affairs

                    Sparta Pharmaceuticals, Inc.   Sparta Pharmaceuticals, Inc.

                    (215) 442-1700, Ext. 205       (215) 442-1700, Ext. 219



http://www.spartapharma.com





FOR IMMEDIATE RELEASE



               Sparta Pharmaceuticals, Inc. Successfully Completes

                  Phase I SpartajectTM busulfan Clinical Trial



Horsham, PA, May 13, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ: SPTA, SPTAD, SPTAU, SPTUD, SPTAW, SPTAZ, SPTAL AND SPTLD) announces the completion of the patient treatment phase of its Phase I clinical trial in adults using the Company's SpartajectTM Technology for the intravenous delivery of SpartajectTM busulfan. Busulfan, which has been used in oral form in cancer patients for more than ten years, is often used as a bone marrow ablating agent prior to bone marrow transplant (BMT). Due to poor solubility in water, busulfan has been available only in tablets containing a small amount of drug. Since BMT requires high dosage, patients must swallow an uncomfortably large number of tablets during treatment. Furthermore, oral administration of busulfan may result in variability in the amount of drug actually absorbed, leading to widely variable blood levels and some unpredictable and serious toxicities. Sparta believes that an intravenous form of busulfan may serve to overcome these limitations.



The study, which involved the oral administration of busulfan and the intravenous administration of Spartaject busulfan, was conducted at Johns Hopkins Oncology Center and Duke University. Louise Grochow, M.D., of Johns Hopkins Oncology Center, led the study. Together with Lori Hollis, Pharm. D., Dr. Grochow presented interim data at a meeting of the American Association for Cancer Research in New Orleans, Louisiana on April 1, 1998. As presented, parenteral administration (i.v.) of busulfan may permit








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more consistent drug exposure, simplify drug administration and therapeutic monitoring, and may further reduce the incidence of VOD (vascular occlusion disease.) Safety and bioavailability at low and high doses were assessed. No unexpected toxicities have been noted. As expected, the interim data demonstrate the busulfan blood levels were less variable after Spartaject busulfan than after oral busulfan. A complete data package will be available after final chemical and statistical analyses are complete.



Approximately 11,000-12,000 patients in the U.S. receive bone marrow transplants each year. The European market is believed to be of similar size. If approved, Spartaject busulfan will be directed at this large and expanding market opportunity. Administering busulfan intravenously rather than requiring patients to take several dozen, if not a hundred or more, tablets day would be an attractive treatment option.



The Company's Spartaject Technology is a drug delivery system that accommodates poorly water soluble and water insoluble compounds by encapsulating fine particles with a fatty (phospholipid) layer, thereby permitting the creation of a suspension of the drug, and allowing its intravenous injection without the use of potentially toxic solubilizing agents.



This press release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are made based on management's current expectations and beliefs, and actual results may vary from those currently anticipated based upon a number of factors, including uncertainties inherent in the drug development process, including the success and timing of clinical trials and the receipt of necessary approvals by the FDA. The Company undertakes no obligation to release publicly any revisions which may be made to reflect events or circumstances after the date hereof.



Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or effectiveness of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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